EXHIBIT 99.1

Almaden Obtains Provisional Injunction Relating to Decision of Ministry of the Economy

VANCOUVER, British Columbia, Sept. 14, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that the Mexican Federal Administrative Court (the “Court”) has granted a provisional injunction to Almaden’s Mexican subsidiary, Minera Gorrión (“MG”), relating to the submission issued by Mexico’s Ministry of the Economy (“Economia”) to the district court (the “District Court”) which is overseeing the implementation of the February 2022 decision of Mexico’s Supreme Court (“SCJN”) requiring indigenous consultations prior to the granting of mineral titles to the Ixtaca project (see Company press releases of February 22 and April 13, 2023).

Economia’s submission to the District Court (“Economia Submission”) was made in February 2023 and aims to deny the two mineral title applications to the Ixtaca project which were first made by Almaden in 2002 and 2008, and which in turn led to the grant of mineral titles in 2003 and 2009, respectively. As previously reported, these mineral titles were reduced to application status as a result of the February 2022 decision of the SCJN.

The Economia Submission claims that, despite Economia’s previous statements to the contrary, its acceptance of the mineral title applications and its grant of the mineral titles in 2003 and 2009, the applications contain technical faults which preclude the grant of the mineral claims. The Economia Submission therefore seeks to deny the grant of the mineral claims regardless of the indigenous consultation ordered by the SCJN and welcomed by both the Company and surrounding communities. The Economia Submission was accepted by the District Court as complying with the February 2022 SCJN decision (see press release of April 13, 2023), and this District Court decision is currently being appealed by the Company (the “Compliance Appeal”).

In the meantime, MG initiated separate legal proceedings in the Mexican Federal Administrative Court (the “Legal Proceedings”) to contest the Economia Submission on technical and procedural grounds. The Court has admitted the Legal Proceedings and, as a first step, has granted a provisional injunction in favour of MG. This provisional injunction prevents Economia from releasing the mineral rights covered by the Company’s mineral title applications while the Legal Proceedings are ongoing. It is expected that the Court will decide on the grant of a permanent injunction within the coming weeks, which if received would continue in effect until the Court has ruled on the revocation of the Economia Submission.

The Court also stated that the Legal Proceedings would be subject to the outcome of the Company’s Compliance Appeal, noting that if the Compliance Appeal determines that the Economia Submission does not comply with the February 2022 SCJN decision, then the legal status of the Company’s mineral title applications would change. On the other hand, if the Compliance Appeal determines that the Economia Submission does comply with the February 2022 SCJN decision, then the Legal Proceedings shall continue. Almaden does not have a timeline for the Compliance Appeal or a definitive ruling on the Legal Proceedings.

Duane Poliquin, Chair of Almaden, stated, “We filed this complaint with the Federal Administrative Court back in March and despite the long delay we are encouraged that we may finally have the opportunity to explain why we believe the Economia Submission is a seriously flawed document.”

About Almaden

Almaden Minerals Ltd. discovered the Ixtaca deposit in Puebla State, Mexico, in 2010. Almaden’s interest in the Ixtaca project is subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

On Behalf of the Board of Directors,

“J. Duane Poliquin”_____
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing and nature of any future rulings of the Court.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/